Exhibit 4.15

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

The following summarizes the terms and provisions of certain securities of Bryn Mawr Bank Corporation, a Pennsylvania corporation (“BMBC”). The common stock of BMBC is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended. The following summary does not purport to be complete and is qualified in its entirety by reference to BMBC’s Amended and Restated Articles of Incorporation (as amended, the “Articles”) and Amended and Restated Bylaws (as amended, the “Bylaws”), which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein.
Authorized Capital
Under our Articles, we have authority to issue up to 100,000,000 shares of common stock par value of $1.00 per share. As of February 20, 2020, 20,088,025 shares of common stock were issued and outstanding.
Common Stock
Voting
Each holder of our common stock is entitled to one vote for each share held. Cumulative voting is not permitted under our Articles or Bylaws. Any question brought before a meeting by shareholders requires a majority of shares having voting powers present in person or by proxy, unless a different vote is required by law. With respect to the election of directors and amendments to the Bylaws, ballot voting is required.
Trading
Our common stock trades on the NASDAQ Stock Market under the symbol “BMTC.”
Dividends
BMBC’s board of directors may declare, subject to limitations prescribed by law, a dividend payable at a time in the board of director’s discretion. Each shareholder has equal rights to participate in dividends if declared by our board of directors out of funds legally available therefor.
Liquidation Preferences
Our Articles and Bylaws do not provide for any liquidation preferences with respect to our common stock.
Other
Our Articles and Bylaws do not provide for any subscription, sinking fund, conversion, redemption or preemptive rights.
Anti-Takeover Effects
Pennsylvania law and certain provisions of our Articles and Bylaws may be deemed to have anti-takeover effects and may delay, prevent, discourage or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in the shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by shareholders. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management.
No Action by Written Consent Without Unanimous Consent. The Articles and Bylaws do not expressly authorize or prohibit shareholder action by written consent. In the absence of any prohibition, Section 1766 of the Pennsylvania Business Corporation Law (the “Pennsylvania BCL”) provides that shareholders can only take action by written consent if unanimous.

Special Meetings of Shareholders. Our Bylaws provide that a special meeting of shareholders may be called only by a majority of board of directors or by shareholders entitled to cast at least one-fifth of the votes which all shareholders are entitled to cast and upon written request delivered to the corporate secretary.
Board Vacancies. Our Articles and Bylaws enable the board of directors to increase the number of persons serving as directors (not to exceed twelve) in any class for the term ending at the next annual meeting and to fill the vacancies created as a result of the increase by a majority vote of the directors then in office.
Advance Notice. Our Bylaws require that any shareholder who desires to include matters on our proxy materials to provide advance notice, in the form required by law, in writing at least one hundred and twenty days before the annual meeting for which the proxy material is prepared.
Board of Directors. Our Articles provide that the board of directors is separated into four classes for which the term of office of only one class of directors expires each year.
No Cumulative Voting. Our Articles and Bylaws provide that shareholders are not permitted to cumulate their votes for the election of directors.
Business Combinations. We are subject to Subchapter F of the Pennsylvania BCL, which generally delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and BMBC. The term “business combination” is defined broadly to include various transactions between a corporation and an interested shareholder including mergers, sales or leases of specified amounts of assets, liquidations, reclassifications and issuances of specified amounts of additional shares of stock of the corporation. An “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares. Neither our Articles or Bylaws contains any provision expressly providing that we will not be subject to this law.
Control Transactions. We are also subject to Subchapter E of the Pennsylvania BCL, which generally provides that if any person or group acquires 20% or more of BMBC’s voting power, the remaining holders of voting shares may demand from such person or group the fair value of their voting shares, including a proportionate amount of any control premium. Neither our Articles or Bylaws contains any provision expressly providing that we will not be subject to this law.
Restrictions on Ownership. The ability of a third party to acquire us is limited under applicable U.S. banking laws and regulations. The Bank Holding Company Act (the “BHC Act”) requires any bank holding company (as defined therein) to obtain the approval of the Board of Governors of the Federal Reserve prior to acquiring, directly or indirectly, more than 5% of our outstanding common stock. Any “company” (as defined in the BHC Act) other than a bank holding company would be required to obtain Federal Reserve approval before acquiring “control” of us. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock.